FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

RECEIVED
2008 MAR 25 A 5:30
OFFICE OF INTERNATIONAL

US Securities & Exchange Commission
450 – 5th Street NW,
Washington, DC, USA
20549
Reference #82-2783

[redacted]

08001390

March 13, 2008

SUPPL

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Capital Corporation Receives Water Right Permit for Idaho Cobalt Project". It was officially released on March 13, 2008.

Attached is a copy of Formation Capital Corporation's News Release entitled, "Highest Grade Uranium Mineralization to date Encountered on Virgin River Project". It was officially released on March 7, 2008

Thanks and best regards,

Leianne Emery

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

Leianne Emery
Corporate Development

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dlw 3/25

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Formation Capital Receives Water Right Permit for Idaho Cobalt Project

Vancouver, B.C., March 13, 2008 Formation Capital Corporation (FCO-TSX), announced today its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company") located in Salmon, Idaho, has received a Water Right Permit from the Department of Water Resources of the State of Idaho for its proposed 100% owned Idaho Cobalt Project. The Company is very pleased with this latest advancement as it represents a significant development in the overall permitting process for the project.

The permit will allow the Company to appropriate water from the Ram deposit which will be used in the milling process. Specifically, it allows the Company to pump water from the Ram deposit to the mill site, where it will be used in the milling and froth flotation circuits to produce a cobalt / copper concentrate. The concentrate will then be shipped to the Company's 100% owned Big Creek Hydrometallurgical facility, located in northern Idaho, for processing into high purity end product cobalt and copper metals.

Engineering studies indicate the amount of water that will be pumped from the Ram workings will be more than adequate to satisfy the milling and concentrating requirements. In addition, the permit allows for the appropriation of water from the Sunshine Deposit, which is currently not considered in the Bankable Feasibility Study, as well as two locations on the Big Flat area where the millsite and other ancillary facilities will be located. Unused water will be treated and discharged in accordance with all state and federal water quality standards to will ensure no measurable impact to surface waters.

"The issuance of this permit is a welcome move that demonstrates clear progress in the permitting of the project." said Mari-Ann Green, Chairman and CEO of Formation Capital Corporation. "As the first of the permits needed to open the Idaho Cobalt Project, this is a significant milestone. We are working hard to see the remaining permits issued in time to begin mine construction this coming season."

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo.
V.P. Corporate Communications
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com

FORMATION

Formation Capital Corporation
West Hastings Street Suite 1510 – 999
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

Highest Grade Uranium Mineralization to date Encountered on Virgin River Project

Vancouver, B.C. March 07, 2008 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to provide its shareholders with an update on its Virgin River Uranium Project, as provided to the Company by project operator, Cameco Corporation. Located within the south-central portion of the Athabasca Basin in northern Saskatchewan, the project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Limited, and UEM, jointly owned by Cameco Corporation and by AREVA Resources Canada Inc. Coronation Mines Limited owns 2% of the project with a right to increase its ownership of the project up to 10% under certain circumstances.

Diamond drilling during the summer and fall of 2007 consisted of 3 pilot holes (DDH VR-028, 029 and 030) and 4 wedge holes (DDH VR-027W2, 028W1, 029W1 and 030W1) totaling a combined 4,788 metres. Results from previous diamond drilling completed earlier in 2007 were released in the Company's news release dated July 05, 2007.

Drill holes from the program were designed to follow up on the Centennial Zone mineralization intersected during the 2004 - 2006 programs, test the zone's strike extent and grade, and evaluate the importance of a known graphitic conductor located to the east of the mineralization, known as the C conductor.

The highest grade uranium mineralization to date has been encountered in this latest round of drilling and validated a newly developed geological interpretation of the mineralizing system. The Centennial Zone has now been defined over a strike length of at least 550 metres and remains open for expansion along the strike to the south. Drilling continues on the project with a second drill rig being mobilized to expedite exploration and development. Results of the drill program are as follows:

Summary of U3O8 Grade Calculations - Centennial Zone Summer / Fall Drilling 2007

DDH VR-027W2 L11+00N 184+80E							
Grade Calculation Method	**Grade Cut-off**	**From (m)**	**To (m)**	**True Thickness (m)**	**Maximum Grade (%U3O8)**	**Average Grade (%U3O8)**	**GT (m*%)**
Geochemical Assay U3O8 (ICP)	**0.50%**	805.7	819.9	14.2	52.200	9.386	133.28
(includes)	**1.00%**	809.6	819.9	10.3	52.200	12.764	131.47
Delayed Neutron Count Method (Slowpoke)	**0.50%**	805.7	819.9	14.2	51.600	9.271	131.65
(includes)	**1.00%**	809.6	819.9	10.3	51.600	12.602	129.80
Average Geochemical Assay (U3O8)	**0.50%**	805.7	819.9	14.2	51.900	9.329	132.46
(includes)	**1.00%**	809.6	819.9	10.3	51.900	12.683	130.63

(cont...)

DDH VR-029 L7+00N 184+50E							
Grade Calculation Method	Grade Cut-off	From (m)	To (m)	True Thickness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	GT (m*%)
Geochemical Assay U3O8 (ICP)	0.50%	797.0	799.5	2.5	1.760	0.813	2.03
(includes)	1.00%	797.0	797.5	0.5	1.760	1.760	0.88
Delayed Neutron Count Method (Slowpoke)	0.50%	797.0	799.5	2.5	1.720	0.815	2.04
(includes)	1.00%	797.0	797.5	0.5	1.720	1.720	0.86
Average Geochemical Assay (U3O8)	0.50%	797.0	799.5	2.5	1.740	0.814	2.04
(includes)	1.00%	797.0	797.5	0.5	1.740	1.740	0.87

DDH VR-029W1 L7+00N 184+50E							
Grade Calculation Method	Grade Cut-off	From (m)	To (m)	True Thickness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	GT (m*%)
Geochemical Assay U3O8 (ICP)	0.50%	797.5	802.0	4.5	38.000	10.408	46.84
(includes)	1.00%	798.0	802.0	4.0	38.000	11.630	46.51
Delayed Neutron Count Method (Slowpoke)	0.50%	797.5	802.0	4.5	38.400	10.301	46.36
(includes)	1.00%	798.0	802.0	4.0	38.400	11.508	46.03
Average Geochemical Assay (U3O8)	0.50%	797.5	802.0	4.5	38.200	10.355	46.60
(includes)	1.00%	798.0	802.0	4.0	38.200	11.569	46.28

The 2007 diamond-drilling program focussed on outlining the northern and the southern strike extent of mineralization of the Centennial Zone. Significant uranium intersections were encountered in six diamond drill holes (DDH's VR-026, VR-027, VR-027W1, VR-027W2, VR-029 and VR-029W1), with an additional five drill holes (DDH's VR-025, VR-028, VR-028W1, VR-030 and VR-030W1) intersecting significant alteration, structural disruption and anomalous radioactivity.

DDH VR-027W2, a wedge hole, designed to test the presumed down-dip extension of predominantly Athabasca Group-hosted mineralization intersected in DDH's VR-027 and VR-027W1 encountered significant high-grade mineralization straddling the Athabasca Group – Virgin River Domain unconformity. The interval of high-grade mineralization yielded an average assay (ICP-OES and DNC) of **9.329% U_3O_8 over 14.2 m from 805.7 – 819.9 m = 132.46GT**, that includes an interval of **12.683% U_3O_8 over 10.3 m from 809.6 – 819.9 m = 130.64GT** and a 30 cm interval of **51.9% U_3O_8**. This intersection is the best ever obtained on the Centennial Zone to date.

DDH VR-028, a pilot hole, designed to test the presumed down-dip extension of weak Athabasca Group-hosted mineralization intersected approximately 100 m above the unconformity in DDH VR-026 encountered elevated radioactivity and local weak mineralization immediately above the Athabasca Group-Virgin River Domain unconformity.

DDH VR-028W1, a wedge hole, designed to test the unconformity to the grid east of the low-grade intersection in DDH VR-028 encountered weak mineralization associated with the Athabasca Group – Virgin River Domain unconformity. Significant post-Athabasca faulting, the most intense intersected to date on the Virgin River project, affects the Virgin River Domain basement assemblage. This intense structural disruption, coupled with the presence of Virgin River Domain quartzites (siliceous mylonites) in the basement section of all three drill holes on L13+00N and the weakly graphitic pelitic schists in DDH VR-028W1, suggests that a major crosscutting fault has displaced the basement stratigraphy and perhaps the Centennial Zone itself in this area.

(cont...)

DDH VR-029, a pilot hole, designed to test the presumed strike of the Centennial Zone immediately to the grid west of two prior drill holes DDH's VR-020 and -020W1 intersected weak mineralization immediately below the Athabasca Group – Virgin River Domain unconformity. DDH's VR-020 and VR-020W1 are believed to have overshot the possible southern strike continuation of the zone. DDH VR-029 intersected elevated radioactivity and weak mineralization immediately below the Athabasca Group – Virgin River Domain unconformity. The interval of weak mineralization yielded an average assay (ICP-OES and DNC) of **0.814% U_3O_8 over 2.5 m from 797.0 – 799.5 m = 2.04GT,** that includes an interval of **1.740% U_3O_8 over 0.5 m from 797.0 – 797.5 m = 0.87GT.**

DDH VR-029W1, a wedge hole, designed to test the unconformity to the grid east of the weak mineralization intersected in DDH VR-029 encountered elevated radioactivity and local weak mineralization associated with the Athabasca Group – Virgin River Domain unconformity. DDH VR-029W1 intersected structurally controlled elevated radioactivity and significant mineralization associated with the Athabasca Group – Virgin River Domain unconformity. The interval of significant mineralization yielded an average assay (ICP-OES and DNC) of **10.35% U_3O_8 over 4.5 m from 797.5 – 802.0 m = 46.60GT,** that includes an interval of **11.569% U_3O_8 over 4.0 m from 798.0 – 802.0 m = 46.28GT.**

DDH VR-030, a pilot hole, designed to test the along strike projection of the Centennial Zone to the grid south of the unconformity-hosted mineralization encountered in DDH's VR-029 and VR-029W1. DDH VR-030 steepened significantly and is thought to have undershot the optimal target. Only minor elevated radioactivity was encountered above the Athabasca Group – Virgin River Domain unconformity in this drill hole.

DDH VR-030W1, a wedge hole, designed to test the unconformity to the grid east of the DDH VR-030 encountered only minor elevated radioactivity within the Athabasca Group, suggesting that the Centennial Zone is bending to the grid west and both DDH's VR-030 and VR-030W1 overshot the optimal target.

To date, over $12 million has been spent on the project exploring for a large unconformity-type deposit that has resulted in the discovery of the Centennial Zone. According to Cameco, the uranium intersections obtained in the Centennial Zone are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration.

The Joint Venture approved a budget of $5.5 million for 2008 to continue exploration of the project, an increase of 67% over last year's budget. E.R. (Rick) Honsinger, P.Geo., is the Qualified Person under National Instrument 43-101 who has reviewed the information in this release as submitted to the Company by the project's operator, Cameco Corporation. More news on the project will be released when available.

Formation Capital Corporation
"Mari-Ann Green"
Mari-Ann Green
C.E.O.

END

For further information please contact:
Formation Capital Corporation, 1510 - 999 West Hastings Street, Vancouver, BC, V6C 2W2
604-682-6229, Email: inform@formcap.com - Or visit our Web site at: formcap.com